QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.7

233 South Wacker Drive, Suite 28
Chicago, Illinois 60606
Tel 312-234-2732
Fax 312-234-3603

Bank of America, N. A.

TO:	Eldorado Resorts LLC c/o Eldorado Hotel and Casino P 0 Box 3399 Reno, NV 89505
ATTN:	Bob Jones
TEL:	775-786-5700
FAX:	775-343-7513
FROM:	Bank of America, NA. 233 South Wacker Drive—Suite 2800 Chicago, Illinois 60606 Robert OHara/David Rebnord
Date: revised 12NOV02

Our Reference No.	3004937
Internal Tracking Nos.	481653 481654

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into between Eldorado Resorts LLC and Bank of America, N.A. (each a "party" and together "the parties") on the Trade Date specified below (the "Transaction"). This letter agreement constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified in paragraph 1 below (the "Agreement").

The definitions and provisions contained in the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., (the "Definitions") are incorporated into this Confirmation. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.

1.    This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement dated as of 16JUL02, as amended and supplemented from time to time (the "Agreement"), between the parties. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

In this Confirmation "Party A" means Bank of America, N.A. and "Party B" means Eldorado Resorts LLC.

2.    The terms of the particular Transaction to which this Confirmation relates are as follows:

Notional Amount:	USD 50,000,000.00
Trade Date:	07NOV02
Effective Date:	12NOV02
Termination Date:	15AUG06, subject to adjustment in accordance with the Modified Following Business Day Convention and "Other Provisions".
Fixed Amounts:
Fixed Rate Payer:	Party A
Fixed Rate Payer Payment Dates:	The 15th of each February and August, commencing 15FEB03 and ending 15AUG06, subject to adjustment in accordance with the Modified Following Business Day Convention. No Adjustment Of Period End Dates.
Fixed Rate:	3.44000%
Fixed Rate Day Count Fraction:	30/360

Floating Amounts:
Floating Rate Payer:	Party B
Floating Rate Payer Payment Dates:	The 15th of each February and August, commencing 15FEB03 and ending 15AUG06, subject to adjustment accordance with the Modified Following Business Day Convention.
Floating Rate for initial Calculation Period:	1.41000%
Floating Rate Option:	USD-LIBOR-BBA
Averaging:	Inapplicable
Designated Maturity:	6 Month
Spread:	None
Floating Rate Day Count Fraction:	Actual/360
Reset Dates:	The last day of each Calculation Period
Compounding:	Inapplicable
Business Days:	New York, London
Calculation Agent:	Party A

Additional Optional Termination:

  Notwithstanding anything to the contrary herein or in the Agreement or the Definitions, Party A may, in its sole discretion and at its expense, terminate this Transaction on any day from and including 15AUG03 to but excluding 15AUG06 (the "Optional Termination Date"), in accordance with this Additional Optional Termination provision. The cancellation premium owed by Party A with respect to such Optional Termination Date is set forth under Section (i) below. Party A may only elect an Optional Termination Date by providing oral (including telephonic) notice of such election to Party B two New York and London Business Days prior to such Optional Termination Date, on or before 4:30 p.m. New York City time. Party A shall provide written confirmation of any telephonic notice within one New York and London Business Day of that notice. Failure to provide that written confirmation will not affect the validity of the telephonic notice. The Cash Settlement Amount payable by Party A on the Optional Termination Date shall be calculated as the sum of the following:

The amount payable on the applicable Fixed Rate Payer Payment Date shall be calculated as the sum of the following:

          (i) The cancellation premium, in accordance with the Optional Termination Date schedule as set forth below:

Optional Termination Period	Amount
15AUG03 to but excluding 16AUG04	USD 875,000.00
16AUG04 to but excluding 14AUG06	USD 0.00

          (ii) the net of the accrued but unpaid amount between the Fixed Rate Payer and the Floating Rate Payer from and including the last Payment Date to but excluding the Optional Termination Date.

Nothing herein shall obligate Party A to elect the Optional Termination Date as provided herein.

Optional Early Termination:

Notwithstanding anything to the contrary in the Definitions or the Agreement, the parties hereby agree to the following Optional Early Termination provisions:

For purpose of this Optional Early Termination provision, Business Days shall mean New York and London Business Days.

Either party shall have the right (but not the obligation) to terminate this Transaction, effective as of 15FEB06 or if such day is not a Business Day, on the next succeeding Business Day (the "Optional

Early Termination Date"), by providing the other party with notice of its exercise of this right five Business Days prior to the Optional Early Termination Date. This notice shall be irrevocable and may be given orally, including by telephone. Such notice shall be followed by a written confirmation confirming the substance of any telephonic notice within one Business Day of that notice. Failure to provide that written confirmation will not affect the validity of the telephonic notice.

In the event either party elects to terminate this Transaction as provided above, the Calculation Agent shall determine the Cash Settlement Amount in good faith and in a commercially reasonable manner in accordance with normal market practice in the relevant market. Such determination shall be made on the day that is two Business Days prior to the Optional Early Termination Date. In the absence of manifest error, such determination shall be final and conclusive evidence of the Cash Settlement Amount payable in respect of such Optional Early Termination Date. Party A or Party B (as determined by the Calculation Agent) shall pay to the other party the Cash Settlement Amount on the Optional Early Termination Date. Once the Cash Settlement Amount has been fully and finally paid, then all rights, duties and obligations of the parties under and with respect to this Transaction shall terminate.

3. Recording of Conversations:

Each party to this Transaction acknowledges and agrees to the tape recording of conversations between the parties to this Transaction whether by one or other or both of the parties or their agents, and that any such tape recordings may be submitted in evidence in any Proceedings relating to the Agreement and/or this Transaction.

4. Account Details:

Account for payments to Party A:

USD
NAME:	Bank of America, NA.
CITY:	New York
ABA#:	026009593
ATTN:	BOFAUS3N
NAME	Bank of America, N A.
CITY	Charlotte
ACCT:	6550219386
ATIN:	Rate Derivative Settlements
ATTN:	BOFAUS6SGDS

Account for payments to Party B:

Please provide.

5. Offices:

The Office of Party A for this Transaction is:	Charlotte, NC

Please send reset notices to fax no. (312-234-3603)

The Office of Party B for this Transaction is:	Nevada, USA

Credit Support Document: As per Agreement (and Credit Support Annex if applicable).

Please confirm that the foregoing correctly sets forth the terms and conditions of our agreement by returning via telecopier an executed copy of this Confirmation to the attention of Global Derivative Operations at (fax no. (312) 234-3603).

Yours Sincerely,

Bank America, N.A.

/s/ DAVE WALKER Dave Walker Senior Vice President
Authorized Signatory
Accepted and confirmed as of the date first written:
Eldorado Resorts LLC
By:	/s/ DONALD L. CARANO
Name:	Donald L. Carano
Title:	CEO
Our Reference # 3004937 481653

QuickLinks

Exhibit 4.7